Kalera AS
7455 Emerald Dunes Dr.
Orlando, FL 32822

May 13, 2022

Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:    Kalera Public Ltd Co
Registration Statement on Form S-4
Filed May 9, 2022
File No. 333-264422

Ladies and Gentlemen:

Kalera Public Limited Company (the “Company”) and Agrico Acquisition Corp. (“Agrico” and, together with the Company, the “Parties”) have received and reviewed the comments in the letters of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated May 11, 2022 and May 12, 2022. The purpose of this letter is to provide responses to such comments. To assist in the Staff’s review of such responses, this letter restates the Staff’s comments, each of which is followed by a response.

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the joint proxy statement/prospectus included in the above referenced registration statement (the “Joint Proxy Statement/Prospectus”).

The Parties respectfully submit the following as responses to the Staff:

Background of the Business Combination
1.    Please discuss the potential impact on the transaction related to the resignation of BofA Securities. For example, if BofA Securities would have played a role in the closing, please revise to identify the party who will be filling BofA Securities’ role.
The Parties respectfully advise the Staff that neither the Company nor Agrico believes that BofA Securities' resignation will impact the transaction.
The Parties respectfully advise the Staff that disclosure to this effect has been added on pages 153 and 165 of the Joint Proxy Statement/Prospectus.
Kalera’s Exploration of Strategic Alternatives Prior to Discussions with Agrico
2.    Please disclose any fees paid or due to BofA Securities in connection with their role as a financial advisor to Kalera. If any of these fees will be forfeited by their May 8, 2022 resignation, please revise to disclose this information..

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance	2
The Parties respectfully advise the Staff that page 165 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.
General
3.    Please tell us whether BofA Securities was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 156 regarding the summary of the financial analyses prepared by Kalera management and reviewed by the board of directors of Agrico or the projected financial information of Kalera beginning on page 159. If BofA Securities was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Kalera and that they disclaim any liability in connection with such disclosure included in the registration statement.
The Parties respectfully advise the Staff that BofA Securities was not responsible for the preparation of any disclosure that is included in the Joint Proxy Statement/Prospectus, or any materials underlying such disclosure. Together with all other members of the transaction working group, BofA Securities received drafts of the Joint Proxy Statement/Prospectus prepared by the Parties and provided limited comments in the ordinary course.
The Parties respectfully advise the Staff that BofA Securities was not involved in the preparation of any materials reviewed by Agrico’s board of director or management.
The Parties respectfully advise the Staff that disclosure to this effect has been added on page 165 of the Joint Proxy Statement/Prospectus.
4.    Please disclose whether BofA Securities assisted in the preparation or review of any materials reviewed by the Agrico board of directors or management as part of their services to Kalera and whether BofA Securities has withdrawn its association with those materials and notified Agrico of such disassociation..
The Parties respectfully advise the Staff that page 165 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.
5.    Please provide us with any correspondence between BofA Securities and Kalera relating to BofA Securities' resignation.
The Parties respectfully advise the Staff that all correspondence between BofA Securities and the Company related to BofA Securities’ resignation has been provided to the Staff under separate cover.

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance	3
6.    Please provide us with the engagement letter between Kalera and BofA Securities. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on the Company in the registration statement.
The Parties respectfully advise the Staff that the engagement letter between the Company and BofA Securities has been provided to the Staff under separate cover.
The Parties respectfully advise the Staff that any ongoing obligations of the Company pursuant to BofA Securities’ engagement letter that will survive the termination of the engagement have been disclosed on page 123 of the Joint Proxy Statement/Prospectus.
7.    Please provide us with a letter from BofA Securities stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities and they either agree or do not agree with the conclusions and the risks associated with such outcome. If BofA Securities does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors, including that there cannot be any inference drawn that BofA does not disagree. Please revise the disclosure included accordingly.
The Parties respectfully advise the Staff that the disclosure in the Joint Proxy Statement / Prospectus pertaining to BofA Securities’ engagement as the Company’s financial advisor and BofA Securities’ resignation from such role has been provided to BofA Securities. The Parties have requested BofA Securities’ confirmation that they agree with this disclosure, but BofA Securities has not responded.
The Parties respectfully advise the Staff that disclosure indicating that the Parties have asked and have not received a response from BofA Securities and the related risks to investors has been included on page 165 of the Joint Proxy Statement/ Prospectus.
8.    Please revise your statement “nor can any inference be drawn that BofA Securities does not agree” to clearly state that an inference cannot be drawn that BofA Securities agrees with the disclosure and that investors should not put any reliance on the fact that BofA was involved with any aspect of the transaction. Additionally, please indicate that you will not speculate about the reasons BofA withdrew from its role as financial advisor and forfeited its fee after doing substantially all the work to earn its fee.

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance	4
The Parties respectfully advise the Staff that page 165 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.

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Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance	5
If you have any questions regarding the above responses, please do not hesitate to contact Mr. Fernando Cornejo of Kalera AS at (407) 574-8204.

Sincerely,

/s/ Fernando Cornejo

Fernando Cornejo
Chief Financial Officer
Kalera AS

/s/ Brent De Jong

Brent De Jong
Chief Executive Officer
Agrico Acquisition Corp.

cc:	David Dixter, Esq.
Iliana Ongun, Esq.
Milbank LLP

Mitchell S. Nussbaum, Esq.
Tahra Wright, Esq.
Loeb & Loeb LLP

Connor Manning, Esq.
Arthur Cox LLP